                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              MMC NETWORKS, INC.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, $0.001 par value per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  55308N 10 2
        _______________________________________________________________
                                (CUSIP Number)


                                 David Mersten
                      Applied Micro Circuits Corporation
                              6290 Sequence Drive
                              San Diego, CA 92121
                                (858) 450-9333
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 28, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 9 Pages)

                        (Continued on following pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 55308N 10 2                                     PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Applied Micro Circuits Corporation
      94-2586591
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 4,920,337

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               _______
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  _______

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               _______
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          4,920,337  -  See Item 5*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          14.86% - See Item 5**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Includes any rights to acquire beneficial ownership of securities of the Issuer within 60 days of the date of the filing of this Schedule 13D. Based on the Issuer's Definitive Proxy Statement, dated April 27, 2000.
** Based upon 33,109,850 shares of Common Stock issued and outstanding as represented by the Issuer in that certain Agreement and Plan of Merger and Reorganization, dated as of August 28, 2000, between the Issuer and the Reporting Person.

                                      2.

Item 1.  Security and the Issuer

         (a)      Title of Security:

                  Common Stock, $0.001 par value per share.

         (b)      Name of the Issuer:

                  MMC Networks, Inc., a Delaware corporation.

         (c)      The Issuer's principal executive office:

                  1134 E. Arques Avenue
                  Sunnyvale, CA  94086

Item 2.  Identity and Background

                           (a)-(c), (f) The name of the corporation filing this
                  statement is Applied Micro Circuits Corporation, a Delaware corporation ("AMCC" or the "Reporting Person"). The Reporting Person's principal business is the design, development, manufacture and support of semiconductor system solutions for high speed transmission and networking systems. The address of the principal executive offices of the Reporting Person is 6290 Sequence Drive, San Diego, CA 92121. Set forth on SCHEDULE A is the name of each of the Reporting Person's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization other than the Reporting Person in which such employment is conducted. To the Reporting Person's knowledge, each person listed on SCHEDULE A is a citizen of the United States, except for Mr. R. Clive Chest who is a citizen of the United Kingdom.

                           (d)-(e) During the last five years neither the
                  Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither the Reporting Person nor, to the Reporting Person's knowledge, any person named on SCHEDULE A hereto is required to disclose legal proceedings pursuant to
                  Item 2(d) or 2(e) of Schedule 13D.

                                       3.

Item 3.  Source and Amount of Funds or Other Consideration

                           On August 27, 2000, the Reporting Person, through its
                  wholly-owned subsidiary Mercury Acquisition Corp., a Delaware corporation ("Merger Sub"), agreed to acquire MMC Networks, Inc., a Delaware corporation ("MMC"), by means of a merger (the "Merger") pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of August 28, 2000, (the "Merger Agreement"), by and among the Reporting Person, Merger Sub and MMC, and subject to the conditions set forth therein (including approval by stockholders of MMC). Pursuant to the Merger Agreement, Merger Sub will merge with and into MMC and MMC will become a wholly-owned subsidiary of the Reporting Person. A copy of the Merger Agreement is attached hereto as EXHIBIT 1 and is incorporated herein by reference. The consummation of the Merger is subject to the approval of the stockholders of MMC, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

                           As an inducement to the Reporting Person's entering
                  into the Merger Agreement and in consideration thereof, Amos Wilnai, Alexander Jaffe, Douglas Spreng, John Adler, Irwin Federman, Andrew Rappaport, Geoffrey Young, Richard Yonker and Institutional Venture Partners VI, L.P, each of whom are stockholders of MMC (the "Voting Agreement Stockholders"), entered into voting agreements, each dated as of August 28, 2000 (each a "Voting Agreement," and collectively, the "Voting Agreements") with the Reporting Person, which agreements are described in more detail in Item 6 below. Pursuant to each Voting Agreement, the applicable Voting Agreement Stockholder agreed to vote, and has granted to certain executives of the Reporting Person an irrevocable proxy (the "Irrevocable Proxy") to vote, all of such Voting Agreement Stockholder's shares of MMC Common Stock in favor of the adoption and approval of the Merger and the Merger Agreement. No capital of the Reporting Person is expected to be expended by the Reporting Person in connection with the exercise of its rights with respect to the 4,920,337 shares of MMC Common Stock covered by the Voting Agreements. The Voting Agreement and the Irrevocable Proxy are attached hereto as EXHIBIT 2 and are incorporated herein by reference.

Item 4.  Purpose of the Transaction

                           (a) - (b) As further described in Item 3 above and
                  Item 6 below, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of the Reporting Person, with and into MMC in a statutory merger pursuant to the provisions of the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and MMC will continue as the surviving corporation (the "Surviving Corporation") and as a wholly-owned subsidiary of the Reporting Person. Holders of outstanding MMC Common Stock will receive, in exchange for each share of MMC Common Stock held by

                                       4.

                  them, 0.619 of a share (the "Exchange Ratio") of common stock, par value $0.001 per share, of the Reporting Person ("AMCC Common Stock") provided, however, that the maximum number of shares of AMCC Common Stock the Reporting Person will be required to issue will not be greater than that number of shares of AMCC Common Stock equal to 20% of the total outstanding shares of AMCC Common Stock as of the closing of the Merger. Outstanding options and outstanding warrants to purchase shares of MMC Common Stock will be assumed by the Reporting Person at the same Exchange Ratio in the manner set forth in the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the copy of the Merger Agreement attached as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

                           As an inducement to the Reporting Person to enter
                  into the Merger Agreement, and as further described in Item 3 above and Item 6 below, each Voting Agreement Stockholder, has, by executing a Voting Agreement, agreed to vote the shares of MMC Common Stock beneficially owned by such Voting Agreement Stockholder (including any shares of MMC Common Stock that such stockholder acquires after the time it entered into the Voting Agreement) (collectively, the "Shares") owned by it in favor of the adoption and approval of the Merger and the Merger Agreement. Pursuant to the Voting Agreements, each Voting Agreement Stockholder also irrevocably appointed each of Mr. David Rickey, the Chief Executive Officer of the Reporting Person and Mr. David Mersten, the General Counsel of the Reporting Person, as sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, as his, hers or its lawful attorney and proxy. Such Irrevocable Proxies give the proxy holders the limited right to vote the Shares in favor of the adoption of the Merger Agreement. The Voting Agreement Stockholders retain the right to vote their Shares in their discretion with respect to matters other than those identified in the Voting Agreements. The names of the Voting Agreement Stockholders, the number of shares of MMC Common Stock which, to the Reporting Person's knowledge, are beneficially owned by each such stockholder and the percentage ownership of MMC Common Stock by each such stockholder (as represented to AMCC by MMC in the Merger Agreement) is set forth in SCHEDULE B hereto which is hereby incorporated by reference. The foregoing summary is qualified in its entirety by reference to the copy of the form of Voting Agreement attached as EXHIBIT 2 to this Schedule 13D, which is incorporated herein by reference.

                           (c)  Not applicable.

                           (d)  Not applicable.

                           (e)  Not applicable.

                           (f) Other than as a result of the Merger described in Item 3 above, not applicable.

                                       5.

                           (g) At the effective time of the Merger, the
                  Certificate of Incorporation of MMC shall remain unchanged as the Certificate of Incorporation of the Surviving Corporation until thereafter amended. At the effective time of the Merger, the Bylaws of MMC shall remain unchanged as the Bylaws of the Surviving Corporation until thereafter amended.

                           (h) Upon consummation of the Merger, MMC Common Stock
                  will be de-listed from the Nasdaq Stock Market.

                           (i) Upon consummation of the Merger, MMC Common Stock
                  will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "ACT"), pursuant to Section 12(g)(4) of the Act.

                           (j) Other than described above, the Reporting Person
                  currently has no plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of
                  Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

Item 5.  Interest in Securities of the Issuer

                           (a) - (b) As a result and subject to the terms of the
                  Voting Agreements and the Irrevocable Proxies granted pursuant thereto, the Reporting Person has the sole power to vote an aggregate of 4,920,337 shares of MMC Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 12% of the issued and outstanding shares of MMC Common Stock based on the number of shares outstanding at August 28, 2000, as represented by the Issuer to the Reporting Person in the Merger Agreement. Other than with respect to the voting rights granted to the Reporting Person pursuant to the Voting Agreements, the Reporting Person does not have the right to vote the Shares on any other matters. The Reporting Person does not share voting power of any additional shares of MMC Common Stock with regard to the limited purposes set forth in Item 4 above and in the Voting Agreements. The Reporting Person does not have any power to dispose or direct the disposition of any shares of MMC Common Stock. To the knowledge of the Reporting Person, no shares of MMC Common Stock are beneficially owned by any of the persons named in SCHEDULE A.

                           (c) Except as described herein, the Reporting Person
                  has not effected any transaction in MMC Common Stock during the past 60 days and, to the Reporting Person's knowledge, none of the persons named in SCHEDULE A has effected any transaction in MMC Common Stock during the past 60 days.

                           (d)  Not applicable.

                           (e)  Not applicable.

                                       6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                           Pursuant to the Merger Agreement and subject to the
                  conditions set forth therein, Merger Sub will merge with and into MMC, and MMC will become a wholly-owned subsidiary of the Reporting Person. Upon consummation of the Merger, Merger Sub will cease to exist as a separate corporation and all of the business, assets, liabilities and obligations of Merger Sub will be assumed by operation of law by MMC as the Surviving Corporation. As a result of the Merger, each outstanding share of MMC Common Stock, other than shares owned by MMC (i.e. MMC treasury shares), Merger Sub, the Reporting Person or any wholly-owned subsidiary of MMC or the Reporting Person, will be converted into the right to receive 0.619 of a share of AMCC Common Stock provided, however, that the maximum number of shares of AMCC Common Stock the Reporting Person will be required to issue will not be greater than that number of shares of AMCC Common Stock equal to 20% of the total outstanding shares of AMCC Common Stock as of the closing of the Merger. Outstanding options and warrants to purchase MMC Common Stock will be assumed by the Reporting Person at the same Exchange Ratio. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as EXHIBIT 1 to this Schedule 13D and incorporated herein in its entirety by reference.

                           In exercising their rights to vote the Shares as
                  lawful attorneys and proxies of the Voting Agreement Stockholders pursuant to the Voting Agreements, Messrs. Rickey and Mersten, and each of them, as sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, will be limited, at every MMC stockholders meeting and every written consent in lieu of such meeting, to voting the Shares in favor of adoption and approval of the Merger Agreement. The Voting Agreement Stockholders may vote the Shares themselves in all other matters. The Voting Agreements and the Irrevocable Proxies terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement or (ii) such date as the Merger Agreement shall be terminated in accordance with its terms (the "Expiration Date"). Each Voting Agreement Stockholder has agreed not to transfer his or her Shares prior to the Expiration Date, except to transferees who agree to be bound by the Voting Agreement provided, however, that Mr. Amos Wilnai, Mr. Alexander Joffe and Mr. Douglas Spreng can transfer up to 5% of their individual holdings of MMC common stock without regard to such restrictions. The terms of the Voting Agreements are more fully described in the Voting Agreement and the Irrevocable Proxy, attached hereto as EXHIBIT 2. Each of the Voting Agreement and the Irrevocable Proxy is incorporated herein by reference.

                           Other than the Merger Agreement and the Voting
                  Agreements, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in

                                       7.

                  Item 2 and between such persons and any person with respect to any securities of MMC, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                           The descriptions herein of the Merger Agreement and
                  the Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto as EXHIBITS 1 and 2, respectively.

Item 7.  Material to be Filed as Exhibits

                  The following documents are filed as exhibits:

                  1. Agreement and Plan of Merger and Reorganization, dated as of August 28, 2000 by and among Applied Micro Circuits Corporation, a Delaware Corporation, Mercury Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Applied Micro Circuits Corporation, and MMC Networks, Inc., a Delaware Corporation.

                  2. Form of Voting Agreement, dated as of August 28, 2000, between Applied Micro Circuits Corporation, a Delaware corporation, and certain stockholders of MMC Networks, Inc., a Delaware corporation.

                                       8.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 6, 2000


                                        Applied Micro Circuits Corporation



                                        By: /s/ WILLIAM E. BENDUSH
                                            ------------------------------
                                            William E. Bendush
                                            Vice President, Treasurer,
                                            CFO and Secretary

                                       9.

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       APPLIED MICRO CIRCUITS CORPORATION


Name and Business Address            Principal Occupation or Employment
-------------------------            ----------------------------------
David M. Rickey                      Chairman of the Board, President and Chief Executive Officer of the
6290 Sequence Drive                  Reporting Person
San Diego, CA 92121

William K. Bowes, Jr.                General Partner of U.S. Venture Partners
6290 Sequence Drive
San Diego, CA 92121

R. Clive Ghest                       Principal of Ghest
6290 Sequence Drive
San Diego, CA 92121

Franklin P. Johnson, Jr.             General Partner of Asset Management Company
6290 Sequence Drive
San Diego, CA 92121

S. Atiq Raza                         President and Chief Executive Officer of Raza Foundries, Inc.
6290 Sequence Drive
San Diego, CA 92121

Roger A. Smullen, Sr.                Vice-Chairman of the Board of the Reporting Person
6290 Sequence Drive
San Diego, CA 92121

Arthur B. Stabenow                   Retired
6290 Sequence Drive
San Diego, CA 92121

Harvey P. White                      Chairman, President and Chief Executive Officer of Leap
6290 Sequence Drive                  Wireless International
San Diego, CA 92121



Name and Business Address            Principal Occupation or Employment
-------------------------            ----------------------------------

William E. Bendush                   Vice President, Treasurer, Chief Financial Officer
6290 Sequence Drive                  and Secretary of the Reporting Person
San Diego, CA 92121

Keneth L. Clark                      Vice President, Operations of the Reporting Person
6290 Sequence Drive
San Diego, CA 92121

Candace H. Kilburn                   Vice President, Human Resources of the Reporting Person
6290 Sequence Drive
San Diego, CA 92121

Brent E. Little                      Vice President, Marketing of the Reporting Person
6290 Sequence Drive
San Diego, CA 92121

Gary D. Martin                       Chief Technical Officer, Digital Products of the Reporting
6290 Sequence Drive                  Person
San Diego, CA 92121

Stephen M. Smith                     Vice President, Business Development of the Reporting Person
6290 Sequence Drive
San Diego, CA 92121

Ramakrishna R. Sudireddy             Vice President, Digital Products of the Reporting Person
6290 Sequence Drive
San Diego, CA 92121

Thomas L. Tullie                     Vice President, Sales and Foundry Manager of the Reporting Person
6290 Sequence Drive
San Diego, CA 92121

Gregory A. Winner                    Vice President, Engineering of the Reporting Person
6290 Sequence Drive
San Diego, CA 92121

                                      2.

                                   SCHEDULE B

                               MMC NETWORKS, INC.
                          VOTING AGREEMENT STOCKHOLDERS


                 (The information in this Schedule is based on
                      information provided to AMCC by MCC)


                                                           Total Shares                    Percent of
     Name of Beneficial Owner                           Beneficially Owned(6)         Outstanding Shares(1)
     ------------------------                        -------------------------        ----------------------
Alexander Joffe(2).................................                1,521,124                   4.6%
Amos Wilnai(3).....................................                1,308,209                   4.0%
Douglas C. Spreng(4)...............................                  292,603                     *
Ari Birger.........................................                   12,527                     *
Richard C. Yonker..................................                      --                      *
Geoffrey Y. Yang(5)................................                  147,821                     *
Andrew S. Rappaport................................                  135,983                     *
Irwin Federman.....................................                   98,040                     *
John G. Adler......................................                   42,708                     *
Institutional Venture Partners VI LLP .............                1,261,322                  3.81%

-----------------
*    Less than 1%

(1) Based on 33,109,850 shares of MMC Networks, Inc. Common Stock issued and outstanding as reported by MMC Networks, Inc. to the Reporting Person in that certain Agreement and Plan of Merger and Reorganization dated as of August 28, 2000.

(2) Includes 9,000 shares held by Mr. Joffe's minor children, as to which Mr. Joffe disclaims beneficial ownership.

(3) Represents shares held by Amos Wilnai and Ruth Wilnai, Trustees of the Wilnai Family Trust U/D/T dated June 10, 1997. Does not include 1,039,456 shares held by each of Nitzan Wilnai, Sigal Wilnai and Yael Wilnai, Mr. Wilnai's adult children. Also does not include 113,205 shares held by Miriam Wilnai, Mr. Wilnai's mother. Mr. Wilnai disclaims beneficial ownership of all these shares.

(4) Does not include 300 shares held by Mr. Spreng's son, as to which Mr. Spreng disclaims beneficial ownership.

(5) Does not include 1,261,322 shares beneficially owned by Institutional Venture Partners VI, L.P., 18,114 shares held by Institutional Venture Management VI, L.P., and 36,226 shares held by IVP Founders Fund I, L.P. As a General Partner of Institutional Venture Management VI, L.P., which is the General Partner of each of such limited partnerships, Mr. Yang may be deemed to share voting and investment power with respect to these shares. However, Mr. Yang disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these partnerships.

(6)  Based on the Issuer's Definitive Proxy Statement, dated April 27, 2000.

                                  EXHIBIT INDEX


Exhibit   Description of Document
-------   -----------------------
     1. Agreement and Plan of Merger and Reorganization, dated as of August 28, 2000 by and among Applied Micro Circuits Corporation, a Delaware Corporation, Mercury Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Applied Micro Circuits Corporation, and MMC Networks, Inc., a Delaware Corporation.

     2. Form of Voting Agreement, dated as of August 28, 2000, between Applied Micro Circuits Corporation, a Delaware corporation, and certain stockholders of MMC Networks, Inc., a Delaware corporation.